Exhibit 99.1

FOR IMMEDIATE RELEASE
January 15, 2019

SmartFinancial, Inc. And Entegra Financial Corp. Announce
Transformative Merger Of Equals

KNOXVILLE, Tenn. and FRANKLIN, N.C., January 15, 2019 (GLOBE NEWSWIRE) SmartFinancial, Inc. (Nasdaq: SMBK) (“SmartFinancial”), the parent company of SmartBank, and Entegra Financial Corp. (Nasdaq: ENFC) (“Entegra”), the parent company of Entegra Bank, jointly announced today the signing of a definitive merger agreement pursuant to which Entegra will combine with SmartFinancial in a strategic merger of equals. The merger agreement contemplates the merger of Entegra with and into SmartFinancial and the subsequent merger of Entegra Bank with and into SmartBank. The combination, an all-stock transaction, will create an approximate $4 billion-asset bank holding company with 47 branches across Tennessee, North Carolina, Alabama, Georgia, South Carolina and Florida, serving a number of key Southeastern growth markets.

Knoxville, Tennessee-based SmartFinancial has approximately $2.3 billion in total assets following its most recent acquisition of Foothills Bancorp, Inc. that was completed on November 1, 2018. Franklin, North Carolina-based Entegra had approximately $1.7 billion in total assets as of September 30, 2018.

The combined company will be headquartered in Knoxville, Tennessee, with a significant portion of the combined bank’s operations to be based in Franklin, North Carolina. Billy Carroll and Miller Welborn will continue to lead the combined company as President & CEO and Chairman, respectively. Additionally, the combined company is expected to benefit from the integration of key management and directors from Entegra into the SmartFinancial executive team and board of directors. Entegra President & CEO Roger D. Plemens is expected to join the combined bank as President of the Carolinas. Entegra Chief Financial Officer David Bright and Chief Operating Officer Ryan Scaggs are expected to assume the same roles with the combined company.

Five Entegra directors are expected to join the pro forma boards of directors of the combined company and the combined bank, each of which would have 17 members upon completion of the merger. Additionally, current Entegra directors not joining the SmartFinancial and SmartBank boards will be invited to become members of a newly formed Carolina Advisory Board. SmartFinancial has agreed to make a $1 million contribution to the SmartBank Foundation, a 501(c)(3) charitable organization, upon completion of the transaction, with the allocation of these funds to be directed by recommendation of the Carolina Advisory Board (in consultation with the President of the Carolinas for SmartBank) to charities in the communities served by Entegra.

“This is a historic milestone for both companies, one which we believe lays the foundation for the Southeast’s next great community banking franchise,” said SmartFinancial President & CEO, Billy Carroll. “This partnership strengthens both organizations in all key areas and presents a compelling value proposition for each of our constituents.”

“We are thrilled to be joining forces with the SmartBank team and to combine these two strong, growing institutions,” said Entegra’s President & CEO Plemens. “We believe this is going to be an outstanding combination for our shareholders, customers, and employees and the communities we serve.”

SmartFinancial Chairman Miller Welborn added, “The clear common vision of these two management teams and boards of directors has been evident since our first discussion. This combination will result in an exceptional company and present a tremendous amount of new growth opportunities moving forward.”

Under the terms of the merger agreement, each share of Entegra common stock outstanding immediately prior to the merger will be converted into the right to receive 1.215 shares of SmartFinancial common stock. Outstanding options to purchase shares of Entegra common stock will be converted into options to purchase shares of SmartFinancial common stock, with the exercise price of and number of shares underlying each option to be adjusted to reflect the exchange ratio of 1.215. Outstanding Entegra restricted stock units will fully vest upon consummation of the merger and the holders thereof will become entitled to receive the consideration payable to holders of Entegra common stock generally in respect of the Entegra common stock subject to the restricted stock units. The transaction is valued at approximately $22.36 per share of Entegra common stock, or approximately $158.2 million in the aggregate, based on the closing price of SmartFinancial’s common stock of $18.40 on January 14, 2019. The transaction is projected to generate more than 20% earnings per share accretion in the first full year and tangible book value dilution is expected to be earned back in less than 2.5 years.

In addition to the stated merger consideration, Entegra shareholders will receive one non-transferrable contingent value right (“CVR”) for each share of Entegra common stock held immediately prior to the merger in the event that a certain ongoing dispute between Entegra and certain unrelated third-parties has not been resolved, and the proceeds, if any, from the resolution of the dispute have not been paid out to Entegra’s shareholders, prior to the merger in accordance with the terms of the merger agreement. The CVRs, which will be subject to a separate agreement provided for by the merger agreement, will provide the holders thereof the opportunity, for a limited period of time after the merger, to participate in the after-tax net proceeds, if any, obtained as a result of the resolution of the dispute.

SmartBank and Entegra Bank have entered into a separate bank merger agreement providing for the merger of Entegra Bank with and into SmartBank following the merger of SmartFinancial and Entegra.

The merger agreement has been approved by the board of directors of each company. The transaction is expected to close mid-year 2019, subject to customary closing conditions, including the approval of both companies’ shareholders and the receipt of all required regulatory approvals.

Banks Street Partners, LLC served as financial advisor and Butler Snow LLP provided legal counsel to SmartFinancial. Sandler O’Neill + Partners, L.P. served as financial advisor and Hunton Andrews Kurth LLP provided legal counsel to Entegra.

Conference Call Information

SmartFinancial and Entegra will host a conference call to discuss the transaction on Wednesday, January 16, 2019, at 10:00 a.m. EST. The conference call materials will be published on the SmartFinancial investor relations page (www.smartfinancialinc.com/corporateprofile) and Entegra’s website (http://www.snl.com/IRW/CorporateProfile/4290505) by 9:00 a.m. EST on the day of the call. To access this interactive teleconference, dial (888) 317-6003 or (412) 317-6061 and enter the confirmation number, 1703798.  A replay of the conference call will be available through January 16, 2020, by dialing (877) 344-7529 or (412) 317-0088 and entering the confirmation number, 10127963.

About SmartFinancial, Inc.

SmartFinancial, Inc., headquartered in Knoxville, Tennessee, is the bank holding company for SmartBank, a full-service commercial bank founded in 2007 and domiciled in Pigeon Forge, Tennessee. SmartFinancial’s common stock is traded on the Nasdaq Capital Market under the ticker symbol “SMBK.” SmartBank has 29 branch offices across Tennessee, Alabama, and the Florida Panhandle. Recruiting the best people, delivering exceptional client service, strategic branching and acquisitions, and a disciplined approach to lending have all contributed to SmartFinancial’s and SmartBank’s success. More information about SmartFinancial can be found on its website: www.smartfinancialinc.com.

About Entegra Financial Corp.

Entegra Financial Corp. is the holding company of Entegra Bank. Entegra’s common stock trades on the Nasdaq Global Market under the ticker symbol “ENFC.” Entegra Bank operates a total of 18 branches located throughout the Western North Carolina counties of Cherokee, Haywood, Henderson, Jackson, Macon, Polk, and Transylvania, the Upstate South Carolina counties of Anderson, Greenville, and Spartanburg and the Northern Georgia counties of Pickens and Hall. The bank also operates loan production offices in Asheville, North Carolina and Clemson, South Carolina. For further information, visit the bank’s website: www.entegrabank.com.

Investor Relations Contacts

SmartFinancial, Inc.
Miller Welborn
Chairman
SmartFinancial, Inc.
Email: miller.welborn@smartbank.com
Phone: 865.437.5700

Billy Carroll
President and Chief Executive Officer
SmartFinancial, Inc.
Email: billy.carroll@smartbank.com
Phone: 865.437.5700

Entegra Financial Corp.
Roger Plemens
President and Chief Executive Officer
Entegra Financial Corp.
Email: rplemens@entegrabank.com
Phone: 828.524.7000

David Bright
Chief Financial Officer and Treasurer
Entegra Financial Corp.
Email: dbright@entegrabank.com
Phone: 828.524.7000

Media Contacts
Kelley Fowler
Senior Vice President
Public Relations/Marketing
SmartFinancial, Inc.
Email: kelley.fowler@smartbank.com
Phone: 865.868.0611

David Bright
Chief Financial Officer and Treasurer
Entegra Financial Corp.
Email: dbright@entegrabank.com
Phone: 828.524.7000

Important Information for Shareholders

This press release shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SmartFinancial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the joint proxy statement of SmartFinancial and Entegra and a prospectus of SmartFinancial. Shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to SmartFinancial and Entegra shareholders and will be available for free on the SEC’s website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorczynski, SmartFinancial’s Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer and Treasurer of Entegra, at (828) 524-7000. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

SmartFinancial, Entegra, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SmartFinancial and Entegra shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement for SmartFinancial’s 2018 annual meeting of shareholders, filed with the SEC by SmartFinancial on April 2, 2018, and other documents subsequently filed by SmartFinancial with the SEC. Information about the directors and executive officers of Entegra may be found in the definitive proxy statement for Entegra’s 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents maybe obtained as described in the paragraph above.

Forward-Looking Statements

Certain of the statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to SmartFinancial and Entegra of the proposed merger, SmartFinancial’s and Entegra’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of SmartFinancial and Entegra to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary shareholder or regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of Entegra’s operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Entegra’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SmartFinancial and Entegra disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Sources: SmartFinancial, Inc.; Entegra Financial Corp.